SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Array BioPharma Inc.

(Name of Subject Company)

Array BioPharma Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04269X105

(CUSIP Number of Class of Securities)

Ron Squarer

Chief Executive Officer

3200 Walnut Street

Boulder, Colorado 80301

(303) 381-6600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Graham Robinson

Laura Knoll

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street, 23rd Floor

Boston, Massachusetts, 02116

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Array BioPharma Inc. (“Array”) with the Securities and Exchange Commission (the “SEC”) on June 28, 2019, relating to the tender offer by Arlington Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), other than Excluded Shares and Converted Shares (each as defined in the Merger Agreement, dated as of June 14, 2019, among Array, Pfizer and Purchaser) of Array for a purchase price of $48.00 per Share in cash, net to the seller without interest thereon and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Pfizer and Purchaser with the SEC on June 28, 2019 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, filed by Pfizer and Purchaser with the SEC on June 28, 2019 (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of this Schedule 14D-9 is hereby amended and supplemented by deleting the paragraph under the heading “—Legal Proceedings” on page 43 of this Schedule 14D-9 and replacing it with the following paragraphs:

On July 1, 2019, a purported stockholder of Array filed a putative class action lawsuit against Array, its directors, Pfizer and Purchaser in the United States District Court for the District of Delaware, captioned Michael Kent v. Array BioPharma Inc., et al., Case No. 1:19-cv-01248 (the “Kent Complaint”). On July 2, 2019 another purported stockholder of Array filed a lawsuit against Array, its directors, Pfizer and Purchaser in the United States District Court for the Southern District of New York, captioned Elaine Wang v. Array BioPharma Inc., et al., Case No. 1:19-cv-06168 (the “Wang Complaint”). On July 3, 2019 a third purported stockholder of Array filed a putative class action lawsuit against Array and its directors in the United States District Court for the District of Colorado, captioned Jacques Noel v. Array BioPharma et al., Case No. 1:19-cv-01925. On July 8, 2019, a fourth purported stockholder of Array filed a lawsuit against Array and its directors in the United States District Court for the District of Colorado, captioned Mark Groeschel v. Array BioPharma Inc., et al., Case No. 1:19-cv-01960. On July 11, 2019, a fifth purported stockholder of Array filed a lawsuit against Array and its directors in the United States District Court for the District of Colorado, captioned Larry Guerrero v. Array BioPharma Inc., et al., Case No. 1:19-cv-02000. On July 12, 2019, a sixth purported stockholder of Array filed a lawsuit against Array and its directors in the United States District Court for the District of Delaware, captioned Mark Wescott v. Array BioPharma Inc., et al., Case No. 1:19-cv-01304.

The complaints allege that Array and its directors, and, in the Kent Complaint and the Wang Complaint, Pfizer and Purchaser, violated Sections 14(d) and 14(e) of the Exchange Act and Rule 14d-9 promulgated thereunder because the Schedule 14D-9 is materially deficient, and that Array’s directors (acting in their capacity as control persons of Array) and, solely in the Kent Complaint, Pfizer (which the Kent Complaint alleges should also be deemed to be a control person of Array for purposes of Section 20(a) of the Exchange Act), violated Section 20(a) of the Exchange Act by filing a materially deficient Schedule 14D-9. Each of the complaints seeks, among other things, (i) injunctive relief preventing the consummation of the Transactions, (ii) rescissory damages or rescission in the event the Transactions are consummated and (iii) plaintiffs’ attorneys’ and experts’ fees. The defendants believe the claims asserted in the complaints are without merit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2019	Array BioPharma Inc.

	By:	/s/ Ron Squarer
	Name:	Ron Squarer
	Title:	Chief Executive Officer